Exhibit 21.1

LIST OF SUBSIDIARIES OF FOCUS GOLD CORPORATION

Focus Gold Mexico Corporation, a Delaware corporation (100%)

Focus Celtic Gold Corporation, a Delaware corporation (100%)

Fairfields Gold S.A. de CV, a Mexican corporation (100%)

Focus Celtic Gold Corporation, a Canadian corporation (100%)

Metallum Resources Plc., a UK corporation (98.65%)

Metallum Exploration Ltd., a UK corporation (100% by Metallum Resources Plc.)